SE 05039193 IMISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 49996

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2004 (MM/DD/YY) AND ENDING DECEMBER 31, 20004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GEORGIA CAPITAL PARTNERS INC d/b/a TRADERS ADVANTAGE

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18 PERIMETER PARK DRIVE SUITE 100
(No. and Street)

ATLANTA (City) GA (State) 30341 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEPHEN GOLDMAN 770-913-3999 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GIBISER & GIBISER CPAs PC
(Name – *if individual, state last, first, middle name*)

4155 VETERANS HWY - STE 14 (Address) RONKONKOMA (City) NY (State) 11779 (Zip Code)

PROCESSED MAR 23 2005 THOMSON FINANCIAL

SEC MAIL PROCESSING RECEIVED MAR 2005 WASH, DC

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, STEPHEN GOLDMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GEORGIA CAPITAL PARTNERS INC d/b/a TRADERS ADVANTAGE, as of DECEMBER 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GEORGIA CAPITAL PARTNERS, INC. D/B/A
TRADERS ADVANTAGE

FINANCIAL STATEMENTS
DECEMBER 31, 2004

GEORGIA CAPITAL PARTNERS, INC. D/B/A TRADERS ADVANTAGE

INDEX

GIBISER & GIBISER, CPA'S, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

4155 VETERANS HIGHWAY, SUITE 14, RONKONKOMA, NEW YORK 11779
TELEPHONE: (631) 285-6290
FAX: (631) 285-6294
3475 OAK VALLEY RD., N.E., UNIT 2130, ATLANTA, GA 30326-1287
TELEPHONE: (404) 231-0114

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Georgia Capital Partners, Inc. D/B/A
Traders Advantage

We have audited the accompanying statement of financial condition of Georgia Capital Partners, Inc. D/B/A Traders Advantage as of December 31, 2004, and the related statement of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Georgia Capital Partners, Inc. D/B/A Traders Advantage at December 31, 2004, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Gibiser & Gibiser CPAs P.C.
Bohemia, New York
February 17, 2005

GEORGIA CAPITAL PARTNERS, INC. D/B/A
TRADERS ADVANTAGE
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

ASSETS		
Cash	$ 5,318	
Receivables from Broker-Dealer and Clearing Organizations	2,895	
Deposits with Clearing Organizations and Others	25,840	
Furniture and Equipment at Cost, less Accumulated Depreciation of $3,208	4,063	
Total Assets		$ 38,116

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts Payable and Accrued Expenses	16,571	
Total Liabilities		$ 16,571
STOCKHOLDERS' EQUITY		
Common Stock, $.01 par value, authorized 1,000 shares, issued 100 shares	1	
Additional Paid In Capital	453,627	
Accumulated Deficit	(432,083)	
Total Stockholders' Equity		21,545
Total Liabilities and Stockholders' Equity		$ 38,116

The accompanying notes are an integral part of these financial statements.

GEORGIA CAPITAL PARTNERS, INC. D/B/A TRADERS ADVANTAGE
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2004

REVENUES		
Commissions – Listed Equities	$ 13,064	
Commissions – OTC Equities	102,131	
Other Revenue	12,684	
Interest Income	61	
Total Revenues		$ 127,940
EXPENSES		
Floor Brokerage, Exchange and Clearance Fees	62,729	
Employee Compensation & Benefits	56,843	
Communications and Data Processing	18,096	
Occupancy	3,604	
Other Expenses	58,907	
Total Expenses		200,179
Net Loss		$ (72,239)

The accompanying notes are an integral part of these financial statements.

GEORGIA CAPITAL PARTNERS, INC. D/B/A
TRADERS ADVANTAGE
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004

	Common Shares	Stock Amount	Additional Paid in Capital	Retained Earnings (Deficit)	Total Stockholders' Equity
Balances at January 1, 2004	100	$ 1	$ 443,627	$ (359,844)	$ 83,784
Net Loss	--	--	--	(72,239)	(72,239)
Capital Contributions	--	--	10,000	-0-	10,000
Balance at December 31, 2004	100	$ 1	$ 453,627	$ (432,083)	$ 21,545

The accompanying notes are an integral part of these financial statements.

GEORGIA CAPITAL PARTNERS, INC. D/B/A
TRADERS ADVANTAGE
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Loss		$ (72,239)
Adjustments to Reconcile Net Income to Net Cash Used in Operating Activities:		
Depreciation and Amortization	$ 9,997	
Loss on Disposal of Equipment	14,931	
(Increase) Decrease in Operating Assets:		
Prepaid Expenses	5,340	
Receivable from Broker-Dealer and Clearing Organizations and others	19,921	
Deposits with Clearing Organizations and Others	2,940	
Increase (Decrease) in Operating Liabilities:		
Accounts Payable and Accrued Expenses	8,330	
Total Adjustments		61,459
Net Cash Used in Operating Activities		(10,780)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Proceeds from Sale of Furniture and Equipment	1,805	
Net Cash Provided by Investing Activities		1,805
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital Contribution	10,000	
Net Cash Provided by Financing Activities		10,000
Increase in Cash		1,025
Cash at Beginning of the Year		4,293
Cash at End of the Year		$ 5,318
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES AND OTHER DISCLOSURES		
Interest Paid		$ -0-

The accompanying notes are an integral part of these financial statements.

1. **Organization and Nature of Business**

The Company is an introducing broker-dealer and a member of the National Association of Securities Dealers (NASD). The Company is a Georgia corporation whose primary source of revenue is from commissions generated from day-traders.

2. **Significant Accounting Policies**

Basis of Presentation

The Company elects to clear orders through a clearing broker. The Company receives commissions from the transactions according to its contract with the clearing broker.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income Tax

The Company, with the consent of its stockholders, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporate income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in these financial statements.

Depreciation and Amortization

Depreciation is provided on a straight-line basis using estimated useful lives of five to seven years. Organizational Costs are amortized over a 5-year period. Depreciation and Amortization for the year ended December 31, 2004 was $9,997.

Advertising Costs

Advertising costs are expensed as incurred. Advertising expense totaled $65 for the year ended December 31, 2004.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

3. **Receivable From and Payable To Broker-Dealer and Clearing Organizations**

Amounts receivable from and payables to broker-dealers and clearing organizations at December 31, 2004 consist of the following:

Commissions receivable	$ 2,895

4. **Operating Leases**

The Company has obligations under operating leases with initial noncancelable terms in excess of one year. Aggregate annual rentals for office space and equipment at December 31, 2004 are approximately as listed below. Rent expense for the year ended December 31, 2004 was $3,603.

2005	$ 11.034
	$ 11,034

5. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004 the Company had net capital of $16,339, which was $11,339 in excess of its required net capital of $5,000.

6. **Employee Benefits**

In 1999, the Company initiated a Simple-IRA Profit Sharing Plan. The pan covers all employees with compensation in excess of $5,000 annually. Participants may make salary contributions up to the lesser of $10,000 annually or 100% of their compensation. The Company will match up to the lessor of 1% to 3% of each employee's salary or their salary deferral. The Company's matching contributions for 2004 was $481.

7. **Concentrations of Commission Income**

During 2004, the Company received approximately 70% of the Company's Commission Revenue from its two largest day traders.

8. **Subsequent Events**

In contemplation of a sale of the equity interest in the Company to a successor broker-dealer, the Company had limited operating activities during the period from January 1, 2005 through February 17, 2005. Consequently, the Company realized substantially no revenue from commissions and incurred only limited expenses.

SCHEDULE I
GEORGIA CAPITAL PARTNERS, INC. D/B/A
TRADERS ADVANTAGE
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2004

Net Capital		
Total Stockholders' Equity		$ 21,545
Deductions and/or Charges:		
Nonallowable Assets:		
Furniture and Equipment	$ 4,063	
Other Assets	1,143	
Total Deductions and/or Charges		5,206
Net Capital		$ 16,339
Aggregate Indebtedness		
Items included in Statement of Financial Condition:		
Other Accounts Payable and Accrued Expenses	$ 16,571	
Total Aggregate Indebtedness		$ 16,571
Computation of Basic Net Capital Requirement		
Minimum Net Capital Required:		$ 5,000
Excess Net Capital at 1,500 percent		$ 11,339
Excess Net Capital at 1,000 percent		$ 14,682
Ratio: Aggregate Indebtedness to Net Capital		1.13 to 1
Reconciliation with Company's Computation (Included in Part II of Form X-17A-5 as of December 31, 2004)		
Net Capital, as reported in Company's Part II (unaudited) FOCUS Report		$ 20,534
Audit adjustments to correct Commissions Receivable	$ (2)	
Adjustment to Cash Balances (voids)	(3,281)	
Audit adjustments to correct Liabilities for Accounts Payable and Accrued Expenses	(928)	
Adjustment of Interest Income	16	
		(4,195)
Net Capital per above		$ 16,339

See accompanying notes.

NOTE 1 - Exemption From Rule 15c3-3

The Company claims an exemption from Rule 15c3-3, because all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

GIBISER & GIBISER, CPA'S, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

4155 VETERANS HIGHWAY, SUITE 14, RONKONKOMA, NEW YORK 11779
TELEPHONE: (631) 285-6290
FAX: (631) 285-6294
3475 OAK VALLEY RD., N.E., UNIT 2130, ATLANTA, GA 30326-1287
TELEPHONE: (404) 231-0114

Board of Directors
Georgia Capital Partners, Inc. D/B/A
Traders Advantage

In planning and performing our audit of the financial statements and supplemental schedule of Georgia Capital Partners, Inc. D/B/A Traders Advantage, for the year ended December 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(a) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded

properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Bohemia, New York
February 17, 2005

GIBISER & GIBISER, CPA'S, P.C.
CERTIFIED PUBLIC ACCOUNTANTS